1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC August 2007 Sales Report
SIGNATURES

TSMC August 2007 Sales Report
Hsinchu, Taiwan, R.O.C. — September 10, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for August 2007: on an unconsolidated basis, sales were NT$29,199 million, an increase of 1.5 percent over July 2007 and an increase of 8.1 percent over August 2006. Revenues for January through August 2007 totaled NT$194,163 million, a decrease of 8.9 percent compared to the same period in 2006.
On a consolidated basis, net sales for August 2007 were NT$ 30,019 million, an increase of 1.8 percent over July 2007 and an increase of 10 percent from August 2006; revenues for January through August 2007 totaled NT$199,317 million, a decrease of 7.4 percent compared to the same period in 2006.
“Due to some customers’ requested pull-in, TSMC’s third quarter 2007 financial performance is expected to be better than the guidance given on July 26, 2007: Revenue is expected to be between NT$87 billion and NT$89 billion. Both gross profit margin and operating profit margin are expected to be better than the high end of the previous guidance by less than one percentage point,” said Ms. Lora Ho, VP and Chief Financial Officer of TSMC.
TSMC Sales Report (Unconsolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
August	29,199	27,000	8.1
January through August	194,163	213,087	(8.9)

*	Year 2007 figures have not been audited.
TSMC Sales Report (Consolidated):
(Unit: NT$ million)

Net Sales	2007*	2006	Increase (Decrease) %
August	30,019	27,284	10.0
January through August	199,317	215,211	(7.4)

*	Year 2007 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Technical Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
September 10, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2007.
1)	Sales volume (in NT$ thousand)

Period	Items	2007	2006
Aug.	Net sales	29,198,760	26,999,936
Jan.-Aug.	Net sales	194,162,909	213,087,333
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Aug.	Bal. as of period end
TSMC	94,177,312	—	—
TSMC’s subsidiaries	32,598,992	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Aug.	Bal. as of period end
TSMC	117,721,641	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand)
TSMC
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	3,109,195	30,615,395	—	—
	Mark to Market Profit/Loss	(43,467)	(116,571)	—	—
Expired Contracts	Notional Amount	14,361,163	147,935,178	1,310,840	1,310,840
	Realized Profit/Loss	(21,379)	(753,521)	—	—
TSMC’s subsidiaries
Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	1,217	—	—	—
	Mark to Market Profit/Loss	10	—	—	—
Expired Contracts	Notional Amount	237,999	—	—	—
	Realized Profit/Loss	1,598	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: September 10, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer